REG TECHNOLOGIES, INC.
1103 – 11871 Horseshoe Way
Richmond, B.C., V7A 5H5

March 21, 2006

VIA OVERNIGHT DELIVERY AND EDGAR

Paul Cline, Senior Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Mail Stop 4561

Re:	Reg Technologies Inc. (“Reg”)
Form 20-F for the period ended April 30, 2005 – Filed November 1, 2005
File No. 000-24342

Dear Mr.Cline:

This letter responds to your letter dated January 6, 2006, commenting on Reg’s Auditor’s Report, Significant Accounting Policies and US GAAP Reconciliation contained in its Form 20-F for the year ended April 30, 2005. The item numbers in this response correspond to the numbered comments in your letter of January 6, 2006.

Consolidated Financial Statements

Auditor's Report, page 41

1. Our former auditor has revised the section in their audit opinion, "Comments by Auditors for US. Readers on Canada - US. Reporting Conflict" to include the language prescribed by paragraph .13 of AU section 341.

2. Significant Accounting Policies, page 48

2. We have revised our disclosure as to how we account for shares and options granted to non-employees. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles, page 56

3. Our former auditor has advised that the wrong table was inserted into Note 11(e) at the time of filing the 20F. The correct table in Note 11(e) has been inserted which properly reconciles US

March 22, 2006

GAAP with Canadian GAAP. In addition, Note 11(e) now reconciles with the statement of operations and Note 11(g).

This now provides a reconciliation of the adjustment for the impairment loss on intangible assets to the amount recorded in our income statement prepared under Canadian GAAP, and includes additional detail of the individual components that make up that adjustment.

We have filed the Amended Report along with this cover letter on EDGAR. We are enclosing a marked copy of the Amended Report to expedite your review. We intend to include the requested revisions in future filings.

In connection with our response to your comments, we provide the following statement from the Company acknowledging the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

Reg Technologies Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc: John Robertson, President, Reg Technologies, Inc.